September 19, 2020
Kenneth Edward Jaycox Jr.
[ADDRESS]

Dear Ken:

On behalf of United States Steel Corporation (U. S. Steel or the Company), I am pleased to confirm our offer to join the company in the position of Senior Vice President & Chief Commercial Officer effective on September 28, 2020. In this position, you will report directly to David Burritt, President & CEO at our Pittsburgh, PA corporate headquarters. Acceptance of this offer will require you to relocate to the greater Pittsburgh area. I am looking forward to you joining the team and helping us build the future of United States Steel Corporation.

The purpose of this letter is to provide clarity on the compensation and benefits programs for which you will be eligible. The details of our offer are below.

Base Salary: Your base salary will be at an annualized rate of $550,000 subject to payroll deductions.

Executive Management Annual Incentive Compensation Plan (AICP): As part of your employment, you will be eligible to participate in the AICP targeted at 75% of your base salary earned during the year, with a maximum incentive opportunity of up to 230% of your target based on company performance and influenced by your individual performance. If an award is earned, AICP payments are typically paid in March following the performance year.
Long-Term Incentive Program (LTIP): You will be eligible to participate in the annual LTIP on a basis reasonably comparable to that of other employees at a similar job level. Under the current program, you will receive a mix of long-term incentive compensation value in the form of restricted stock units and performance awards. The LTIP award grant date target value for your role is $1,000,000. The value, mix, terms and conditions of long-term incentive awards are reviewed and determined annually by the Compensation & Organization Committee of the Board of Directors. At this time, LTIP awards are typically granted in February each year based on eligibility as of January 1. Your first full grant will be made as soon as administratively practical following the February 2021 Compensation & Organization Committee meeting subject to approval by the Compensation & Organization Committee of the Board of Directors.

Hiring Incentive Payments: The Company will provide you with a cash incentive of $200,000 payable as a lump sum within 30 days of your hire date and a second cash lump sum payment of $100,000 payable within 30 days following your one year anniversary date of employment, provided that your individual performance assessment for the prior year was a “Meets Expectations” or better.

Each of these two hiring incentive payments will vest 1/24 each month after they are paid, with the first installment fully vesting on your two-year anniversary and the second installment fully vesting on your three-year anniversary. If you resign from U. S. Steel prior to your three-year anniversary, you agree that you will return the portion of any hiring incentive payment that has not yet vested. Any payment due will be sent within 30 days of your exit date. If you resign from U. S. Steel prior to your one-year anniversary, you agree that you will not be eligible to receive the second cash payment of $100,000.

New Hire Long-Term Incentive Cash Award: Additionally, in consideration for long-term incentives that you may forfeit from your current employer, you will receive a cash-based long-term incentive award of $300,000. Distribution of this award will occur as follows: one-quarter of the value will vest on the first anniversary of your date of employment, one-quarter of the value will vest on the second anniversary of your date of employment, and the remaining value will vest on the third anniversary of your date of employment.
Stock Ownership Guidelines: As an executive, you will be subject to stock ownership and retention guidelines as approved by our Board of Directors. The ownership requirement is currently defined as a multiple of base salary and, for executives at your level, the multiple is three times your base salary. Until the required ownership is achieved, you will be required to retain shares equal to 100% of the after-tax value of shares received in connection with the vesting of restricted stock units and equity performance shares. Once the ownership requirement is satisfied, an executive who has received approval can sell up to 100% of the available full value shares. Further details regarding this program will be provided with your new hire paperwork.
Change in Control Severance Plan: As a Senior Vice President, you will be an eligible Tier II participant in the Company’s Change in Control Severance Plan, providing for a severance multiple of 2.0 times your salary and bonus. You will be provided with a copy of the plan. Please contact me with any questions related to the change in control severance plan.

Severance Provision: If the Company terminates your employment within two years of your date of hire other than for Cause (as defined below), you will be entitled to a lump sum payment equal to the sum of (i) any unpaid portion of the new hire incentive payment described above, (ii) twelve months of your base salary, and (iii) the equivalent of one year of your target bonus (i.e., 75% of your base salary) as that amount would be calculated under the AICP (the “Severance Benefit”). This Severance Benefit is in lieu of any benefits to which you otherwise may be eligible under the Company’s Supplemental Unemployment Benefit (SUB) Program or any other severance or change in control arrangement or program. Such payment shall be made on the 30th day following your separation from service within the meaning of IRC section 409A (or, if such day is not a business day, on the next succeeding business day); provided, however, that no such payment may be made to you until the first business day following the six month anniversary of your separation from service if you are a ‘‘specified employee” under IRC section 409A at the time of your separation from service. The foregoing severance payment is conditioned upon your execution, nonrevocation, and compliance with the terms of a general release and waiver of all claims you may have against the Company and its directors, officers and affiliates, in the form presented by the Company.

For purposes of this severance provision, “Cause” shall mean any of the following, determined in the sole discretion of the Company: (i) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your disability), after reasonable notice of such failure and an opportunity to correct it, (ii) the willful and continued engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, or (iii) the breach by you of the Company’s Code of Ethical Business Conduct. For purposes of this Agreement, no act, or failure to act, will be considered “willful” unless done, or omitted to be done, by you in bad faith and without reasonable belief that such action or omission was in the best interest of the Company.

Following the second anniversary of your date of hire, the severance provision described above will expire, and you will be eligible for benefits, if any, under the Company’s severance plans or programs on the same basis as similarly-situated employees, and subject to the terms and conditions of such plans or programs.

Relocation Benefits: You are eligible for new hire relocation benefits, which include:
•Up to 6 months temporary living expense in the Pittsburgh area
•Two house hunting trips for you and your spouse
•One-way movement of household goods and personal effects
•Transportation for you and your family to relocate to Pittsburgh
•Closing costs on the sale of your current residence and purchase of your future residence
•Loss on sale benefit up to a maximum of $30,000, which represents the difference between the origin home purchase price and the end-out sales price based on HUD-1 documents

For clarity, all relocation benefit expenses covered by the Company will be grossed up at your statutory tax rate on file at the end of the year. This includes any loss on sale, if applicable.

You agree that if you voluntarily terminate your employment within 24 months of the effective date of your hire, you will reimburse the company for any relocation benefits and cash hiring incentives you received. This amount will be due within thirty (30) days of the effective date of your employment termination.
Employee Benefits: You will be eligible to participate in retirement, savings, health and welfare benefit plans, including short-term and long-term disability programs. Outlined below are highlights of the retirement programs and additional benefits you will be eligible to receive based on your level.

(1)Vacation: As an experienced hire, you will be eligible to receive four weeks of vacation annually. In 2020, your vacation will be prorated based on your hire date.

(2)Retirement Account: You will participate in the Retirement Account under the Savings Fund Plan for Salaried Employees and be eligible for monthly company contributions in the amount of 4.75% to 8.5% (based on your age with the maximum 8.5% applying upon reaching 45 years of age) of your base salary. You will participate in a non tax-qualified restoration plan (the “Non Tax-

Qualified Retirement Account Program”) with respect to the portion of the company contributions to your Retirement Account that cannot be made due to certain Internal Revenue Code (IRC) limitations. In general, you will vest in your Retirement Account under the Savings Fund Plan and your account under the Non-Tax Qualified Retirement Account Program after you complete three years of continuous service. As of May 1, 2020, these contributions are suspended indefinitely, but you will eligible to receive this contribution or its replacement when the program is restored.

(3)Company Matching Contributions: You will be eligible to make employee contributions on a pre-tax and/or after-tax basis to the Savings Account under the Savings Fund Plan for salaried employees not to exceed 16% of your base salary subject to limitations under the IRC. You will also be eligible for company contributions that match 100% of your employee contributions up to 6.0% of your base salary (subject to the IRC limitations.) You will participate in a non tax-qualified restoration plan (the “Supplemental Thrift Program”) with respect to the portion of company contributions to your Savings Account that cannot be made due to certain IRC limitations. In general, you will vest in your company matching contributions under the Savings Fund Plan after you complete three years of continuous service and in the Supplemental Thrift Program after you complete five years of continuous service. As of May 1, 2020, these contributions are suspended indefinitely, but you will be eligible to receive this contribution or its replacement when the program is restored.

(4)Supplemental Retirement Account: At your level with the company, you will be eligible to participate in the Supplemental Retirement Account Program (“SRA”). Under the SRA, you will be eligible for book accruals in the amount of 4.75% to 8.5% (based on your age with the maximum 8.5% applying upon reaching 45 years of age) of your AICP, when earned. There are various milestones which, if achieved, will allow you to fully vest in the SRA benefit. In general, you must be a participant in the plan for at least 3 years to vest in the SRA, in addition to reaching certain age and service requirements.

Conditions of Employment: The terms and conditions of this letter and the offer of employment that it contains shall be construed under the laws of, and the place of its acceptance shall be deemed to be, the Commonwealth of Pennsylvania. Any action, suit or proceeding based on or arising out of this Agreement shall be brought in state or federal courts in Allegheny County, Pennsylvania, and the parties agree to submit to the jurisdiction of such court(s), and such court(s) shall be the exclusive and sole venue for any such proceeding.
This offer of employment is contingent upon your successful completion of a background check, verification of work authorization and pre-placement drug screening. As a condition of your employment, you will also be required to execute a confidentiality and non-compete agreement. You will be subject to all applicable company policies and procedures, including but not limited to, the Code of Ethical Business Conduct. More information about policies and procedures will be provided to you upon commencement of your employment.
If you accept this offer of employment, you will be an employee-at-will, meaning that either you or the company may terminate the employment relationship at any time for any reason, with or without cause. Any statements to the contrary that may have been made to you, or that may be made to you, by the company, its agents or representatives are superseded by this offer letter. Nothing will change the at-will status of your employment except for a written agreement signed by yourself and an appropriate officer of the company.
If you agree to accept this offer of employment, please countersign this letter and return it to me. I sincerely hope you will accept this employment offer. We look forward to working with you at United States Steel Corporation.

Very truly yours,

Barry Melnkovic
Senior Vice President &
Chief Human Resources Officer

Accepted by:

Kenneth Edward Jaycox Jr	Date